UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **October 2010**

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Press Release; October 8, 2010;
2. Exhibit 99.2 – MCR; October 8, 2010

3. Exhibit 99.3 – Press Release; October 19, 2010;
4. Exhibit 99.4 – MCR; October 19, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **xxx** Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___ No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: October 22, 2010

By \s\ Gary Freeman
Gary Freeman, President/CEO/Director

Exhibit 99.1



Pediment Drills 39.6 Meters of 2.65 g/t in the Intermediate Zone

VANCOUVER, BRITISH COLUMBIA--(Marketwire - 10/08/10) - Pediment Gold Corp. (TSX:PEZ - News)(OTC.BB:PEZGF - News)(Frankfurt:P5E - News) ("Pediment" or "the Company") is pleased to announce the results of 53 drill holes at the San Antonio Gold Project in Baja Sur, Mexico.

Please click on the following link to view the current drill map for this program: http://www.pedimentgold.com/i/pdf/DRILL-MAP-OCT-2010.pdf.   The following two tables provide highlights from the Main Zone and Intermediate Zone. A complete table of all drill results can be viewed by clicking the following link: http://www.pedimentgold.com/s/BCS.asp?reportid=422191.

MAIN ZONE DRILL RESULTS

Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLRC-185	2,639,925	89.0	121.0	32.0	1.95
and		125.6	143.9	18.3	0.97
10PLRC-183	2,639,910	76.8	142.3	65.5	1.05
and		146.9	175.9	29.0	0.63
10PLRC-187	2,639,857	28.0	46.3	18.3	0.71
and		58.5	90.5	32.0	0.64
and		99.7	122.5	22.9	3.98
10PLRC-191	2,639,837	95.1	110.3	15.2	1.01
10PLRC-197		84.4	125.6	41.2	1.82
10PLRC-188	2,639,783	73.8	113.4	39.6	1.19
10PLRC-190	2,639,776	81.4	113.4	32.0	3.65
10PLRC-193		55.5	101.2	45.7	1.38
10PLRC-195	2,639,729	49.4	96.6	47.2	1.08
10PLRC-199	2,639,646	37.2	69.2	32.0	1.44
10PLRC-229	2,639,639	40.2	46.3	6.1	1.81
10PLRC-205	2,639,582	28.0	58.5	30.5	0.87
10PLRC-200	2,639,571	72.2	96.6	24.4	0.80
and		110.3	188.1	77.7	2.06
10PLRC-247	2,639,499	35.7	44.8	9.1	2.73

```
-------------------------------------------------------------------------
10PLRC-251            2,639,470     63.1      84.4      21.3        0.59
-------------------------------------------------------------------------
and                                 104.2     174.4     70.1        0.86
-------------------------------------------------------------------------
10PLRC-243            2,639,468      2.1      25.0      22.9        0.46
-------------------------------------------------------------------------
and                                 73.8      90.5      16.8        1.36
-------------------------------------------------------------------------
```

Within the Los Planes/Main Zone area of where the known mineral resources exists, the following drill hole results have either expanded and/or reclassified the existing resource.

INTERMEDIATE ZONE DRILL RESULTS

Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLRC-222	2,639,239	142.3	171.3	29.0	0.97
10PLRC-223	2,639,239	207.9	220.1	12.2	0.50
10PLRC-235	2,639,197	76.8	127.1	50.3	0.77
10PLRC-208	2,639,192	204.8	224.6	19.8	1.19
10PLRC-227	2,639,106	165.2	204.8	39.6	2.65
10PLRC-226	2,639,046	55.5	67.7	12.2	0.47
10PLRC-218	2,638,994	107.3	114.9	7.6	0.98
10PLRC-213	2,638,944	99.7	105.8	6.1	0.82
10PLRC-214	2,638,944	124.1	131.7	7.6	0.72
and		136.3	163.7	27.4	0.40
10PLRC-215	2,638,944	186.5	212.5	25.9	0.52
10PLRC-212	2,638,896	38.7	58.5	19.8	0.67

Recently completed drill holes within the Intermediate Zone all represent an expansion of the known mineral resource. No drilling within the intermediate zone was ever included in the previously announced resource calculation by AMEC in the Preliminary Assessment released in August (See news releases dated August 10, 2010 and August 11, 2010).

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mel Herdrick, VP Exploration and Qualified Person under the guidelines of NI 43-101, has read and approved this release. All summarized intervals reported in this news release were calculated using a 0.20 g/t Au cut-off grade. Intervals contain no more than three low-grade to barren samples between mineralized samples containing over 0.20 g/t Au. High grades were not capped. Pediment Gold Corp. has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily. Samples from the San Antonio Project are shipped to the preparation laboratory of ALS Chemex in Hermosillo, Sonora. The prep lab then sends the sample pulps to ALS Chemex's laboratory in North Vancouver, where they are assayed for gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

Most drill-hole mineralized intercepts do not represent true widths. The mineralized zones referenced in this news release have a dip between -45 and -50 degrees to the west. Drill holes oriented with a 090 azimuth and -45 to -50 dip are closer to showing true width. Please visit the Company's website to see a complete collar table for the San Antonio project.

Pediment Gold is focused on the San Antonio Gold Project where AMEC E&C Services, Inc. ("AMEC") completed and delivered a positive preliminary assessment for the San Antonio Gold Project in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

Pediment Gold Corp.
Per:
Gary Freeman, President & CEO

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding drill results for the Company's San Antonio project located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, , potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

THIS PRESS RELEASE IS REQUIRED BY APPLICABLE CANADIAN LAWS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Contacts:
Pediment Gold Corp.
Gary Freeman
604-682-4418
Pediment Gold Corp.
Michael Rapsch
604-682-4418
www.pedimentgold.com

Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1:   **Name and Address of Company**

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia V6C 1H2

(the "Company")

Item 2   **Date of Material Change**

October 6, 2010

Item 3   **News Release**

The news release was disseminated on October 6, 2010 by Marketwire.

Item 4   **Summary of Material Change**

The Company drills 39.6 Meters of 2.65 g/t in the Intermediate Zone.

Item 5 Full Description of Material Change

5.1   **Full Description of Material Change**

The Company announces the results of 53 drill holes at the San Antonio Gold Project in Baja Sur, Mexico.

The current drill map for this program can be viewed on the Company's website.

The following two tables provide highlights from the Main Zone and Intermediate Zone. A complete table of all drill results can be viewed on the Company's website.

MAIN ZONE DRILL RESULTS

Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLRC-185	2,639,925	89.0	121.0	32.0	1.95
and		125.6	143.9	18.3	0.97
10PLRC-183	2,639,910	76.8	142.3	65.5	1.05
and		146.9	175.9	29.0	0.63
10PLRC-187	2,639,857	28.0	46.3	18.3	0.71
and		58.5	90.5	32.0	0.64
and		99.7	122.5	22.9	3.98
10PLRC-191	2,639,837	95.1	110.3	15.2	1.01
10PLRC-197		84.4	125.6	41.2	1.82
10PLRC-188	2,639,783	73.8	113.4	39.6	1.19

10PLRC-190	2,639,776	81.4	113.4	32.0	3.65
10PLRC-193		55.5	101.2	45.7	1.38
10PLRC-195	2,639,729	49.4	96.6	47.2	1.08
10PLRC-199	2,639,646	37.2	69.2	32.0	1.44
10PLRC-229	2,639,639	40.2	46.3	6.1	1.81
10PLRC-205	2,639,582	28.0	58.5	30.5	0.87
10PLRC-200	2,639,571	72.2	96.6	24.4	0.80
and		110.3	188.1	77.7	2.06
10PLRC-247	2,639,499	35.7	44.8	9.1	2.73
10PLRC-251	2,639,470	63.1	84.4	21.3	0.59
and		104.2	174.4	70.1	0.86
10PLRC-243	2,639,468	2.1	25.0	22.9	0.46
and		73.8	90.5	16.8	1.36

Within the Los Planes/Main Zone area of where the known mineral resources exists, the following drill hole results have either expanded and/or reclassified the existing resource.

INTERMEDIATE ZONE DRILL RESULTS

Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLRC-222	2,639,239	142.3	171.3	29.0	0.97
10PLRC-223	2,639,239	207.9	220.1	12.2	0.50
10PLRC-235	2,639,197	76.8	127.1	50.3	0.77
10PLRC-208	2,639,192	204.8	224.6	19.8	1.19
10PLRC-227	2,639,106	165.2	204.8	39.6	2.65
10PLRC-226	2,639,046	55.5	67.7	12.2	0.47
10PLRC-218	2,638,994	107.3	114.9	7.6	0.98
10PLRC-213	2,638,944	99.7	105.8	6.1	0.82
10PLRC-214	2,638,944	124.1	131.7	7.6	0.72
and		136.3	163.7	27.4	0.40
10PLRC-215	2,638,944	186.5	212.5	25.9	0.52
10PLRC-212	2,638,896	38.7	58.5	19.8	0.67

Recently completed drill holes within the Intermediate Zone all represent an expansion of the known mineral resource. No drilling within the intermediate zone was ever included in the previously announced resource calculation by AMEC in the Preliminary Assessment released in August (See news releases dated August 10, 2010 and August 11, 2010).

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mel Herdrick, VP Exploration and Qualified Person under the guidelines of NI 43-101, has read and approved this release. All summarized intervals reported in this news release were calculated using a 0.20 g/t Au cut-off grade. Intervals contain no more than three low-grade to barren samples between mineralized samples containing over 0.20 g/t Au. High grades were not capped. Pediment

Gold Corp. has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily. Samples from the San Antonio Project are shipped to the preparation laboratory of ALS Chemex in Hermosillo, Sonora. The prep lab then sends the sample pulps to ALS Chemex's laboratory in North Vancouver, where they are assayed for gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

Most drill-hole mineralized intercepts do not represent true widths. The mineralized zones referenced in this news release have a dip between -45 and -50 degrees to the west. Drill holes oriented with a 090 azimuth and -45 to -50 dip are closer to showing true width. Please visit the Company's website to see a complete collar table for the San Antonio project.

Pediment Gold is focused on the San Antonio Gold Project where AMEC E&C Services, Inc. ("AMEC") completed and delivered a positive preliminary assessment for the San Antonio Gold Project in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

October 6, 2010

Exhibit 99.3

 

Argonaut Gold Inc. and Pediment Gold Corp. Announce Friendly Business Combination

TORONTO, Ontario - (October 19, 2010) **Argonaut Gold Inc. (TSX:AR; "Argonaut")** and **Pediment Gold Corp. (TSX:PEZ and OTCBB;PEZGF, "Pediment")** are pleased to announce that they have entered into a binding agreement (the "Agreement") to complete a business combination (the "Transaction") to create a premier mid-tier gold producing company focused on the Americas. The combined entity will focus on generating value for its shareholders by increasing production, bringing new and existing projects into production, expanding the resource base, and growing cash flow.

Argonaut is a gold production and exploration company and is currently producing gold at its El Castillo project in Durango, Mexico. Argonaut forecasts 2010 production of 47,000 oz gold at US$600/oz cash cost. Pediment is a junior mining company with a focus on the exploration and development of low-cost gold assets in Mexico. Pediment's most advanced project is the San Antonio gold project in the state of Baja. A positive Preliminary Assessment was completed for the San Antonio gold project in August 2010.

Pursuant to the terms of the Agreement, all of the Pediment common shares (the "Pediment Common Shares") issued and outstanding immediately prior to consummation of the business combination shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one (1) Pediment Common Share. Based on the closing price of Argonaut on the Toronto Stock Exchange ("TSX") on October 18, 2010, the exchange ratio implies an offer price of C$2.56 per Pediment common share and values Pediment's equity at approximately C$137.1 million on a fully diluted in-the-money basis.

This represents a 50.7% premium to the closing price of Pediment on the TSX on October 18, 2010 and a 40.4**%** premium based on the 20-day VWAPs of both companies for the period ended October 18, 2010. Upon completion of the Transaction, Argonaut and Pediment shareholders will own approximately 63% and 37% of the combined company, respectively. The terms of the Transaction have been unanimously approved by the boards of directors of both Argonaut and Pediment.

The newly combined company will draw on the expertise from both companies to fulfill board and management responsibilities. The newly combined board will be comprised of the current Argonaut directors and a representative of Pediment - Peter Mordaunt. Peter Dougherty will remain President and CEO of the combined company.

Highlights of the Combined Entity:

- Diversified across 2 mining operations by 2013

- Gold production expected to grow in excess of 150,000 oz per year by 2013

- Over 3.3 million oz of measured and indicated gold resources

- Strong balance sheet

- Strong cash flow generating capabilities

- A quality portfolio of exploration projects

- Experienced management team and board of directors

Mr. Peter Dougherty, President and CEO of Argonaut stated, "Combining Argonaut and Pediment provides a mutually beneficial transaction. The newly formed company will have access to an array of development and exploration opportunities. Cash generation from a producing mine will support the development of properties with high potential for expansion."

Mr. Gary Freeman, President and CEO of Pediment stated, "This is a natural progression for Pediment as this merger brings together two talented management teams. The resulting company will encompass a strong capital markets presence, proven construction and operating experience, and a successful exploration team. It further allows realization of internal financing for the development of San Antonio and access to exploration funding. Pediment shareholders are receiving an attractive premium and will benefit from production at El Castillo."

Transaction Rationale

Argonaut and Pediment believe the Transaction will provide significant benefits for both companies' shareholders.

Benefits to the shareholders of Argonaut include:

- The San Antonio project provides an early stage development project with potential to produce in excess of 80,000 oz Au per year by 2013

- Increases Argonaut's leverage to gold resources

- Provides diversification from a single operating mine to two operating mines in 2013

- Geographic synergies with dual operations within Mexico

- An extensive pipeline of grassroots exploration properties for future development

- La Colorada has excellent potential to add significant value to the newly combined company

- Extensive grassroots exploration expertise and nine exploration projects in Sonora Mexico

- Established exploration team with extensive experience in Mexico

- Strong re-rating potential via a portfolio of multiple mines, increase in resources and strong production growth profile at below industry average cash costs

- Improvement in stock liquidity

The benefits to the shareholders of Pediment include:

- Significant premium for Pediment shareholders based on 20 day VWAP

- Immediate exposure to a record gold price environment by converting from an exploration focused company to a producing company

- Access to management with extensive construction and operational experience

- Strong balance sheet and operating cash flow which are expected to be sufficient to fund the construction of the San Antonio project

Transaction Details

The business combination is anticipated to be completed by way of a statutory plan of arrangement whereby Argonaut would acquire all of the issued and outstanding shares of Pediment in consideration for the issue of Argonaut shares on the basis of 0.625 of one Argonaut share for one (1) Pediment share.

The Transaction will be subject to certain standard conditions which will include no less than 66 2/3% of the shareholders of Pediment and a simple majority of Argonaut shareholders voting in favour of the Transaction at shareholders meetings expected to be held in December 2010, and the acceptance of the Toronto Stock Exchange.

The Transaction is unanimously supported by the Board of Directors of both Argonaut and Pediment. Management and directors of Pediment hold approximately 8.2%, for which they have indicated that they will sign lock up agreements supporting the Transaction.

The Agreement will be described in detail in Management Information Circulars of Argonaut and Pediment to be filed with the regulatory authorities and mailed to Argonaut and Pediment shareholders in accordance with applicable securities laws.

The Transaction has been structured, with respect to Pediment shareholders in the United States, so as to permit reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Section 3(a)(10) thereof. Upon closing of the Transaction, Argonaut is expected to become the successor-registrant to Pediment under the U.S. Securities Exchange Act of 1934.

Advisors

GMP Securities L.P. ("GMP") is acting as financial advisor to the board of Argonaut (comprised of Independent Directors). GMP has provided an opinion to the board of Argonaut that, subject to certain assumptions and limitations set out therein, the proposed transaction is fair, from a financial point of view to the shareholders of Argonaut. Fraser Milner Casgrain LLP is acting as Argonaut's legal advisor and Greenberg Traurig LLP as its U.S. legal advisor.

Pediment has engaged Canaccord Genuity Corp. ("Canaccord Genuity"), PI Financial Corp. and Axemen Resource Capital Ltd. as its financial advisors, and Bull, Housser & Tupper LLP as its legal advisor, and Dorsey & Whitney LLP as its US legal advisor. Canaccord Genuity has provided an opinion to the board of Pediment that, subject to certain assumptions and limitations set out therein, the proposed transaction is fair, from a financial point of view to the shareholders of Pediment taken as a whole.

Tom Burkhart, Argonaut's VP of Exploration, a Qualified Person under NI 43-101, has read and approved the Argonaut technical information contained in this press release.

Mel Herdrick, Pediment's VP of Exploration, a Qualified Person under NI 43-101, has read and approved the Pediment technical information contained in this press release.

A conference call to discuss the transaction will be held at 10:30 AM EST time (7:30 AM PST time) on Tuesday, October 19, 2010 to provide shareholders, securities analysts, and investors the opportunity to hear management discuss the business transaction outlined herein. The call can be accessed by dialing 1-866-226-1792 (toll free) or 416-340-2218. The call will also be webcast live and can be accessed via the website of Argonaut. The call will be available for replay by dialing 1-800-408-3053 (toll free) or 416-695-5800 (Passcode 8724514#) for 14 days.

About Argonaut Gold Inc.

Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets are the production-stage El Castillo Mine and the exploration-stage La Fortuna Project, both located in the State of Durango, Mexico. Argonaut is a new venture created by former executive management team members of Meridian Gold Inc. For further information about Argonaut, including summary technical information, please see the Annual Information Form of Argonaut dated March 31, 2010 in relation to the year ended December 31, 2009.

About Pediment Gold Corp.

Pediment Gold Corp. is a junior mining company with a focus on the exploration and development of low-cost gold assets in Mexico. With an experienced team of geologists, financiers and miners, in management and on the board, the company is dedicated to advancing its projects. To date, the company established a Measured and Indicated Resource of 1.22 million oz gold and an Inferred Resource of 28,449 oz of gold at San Antonio in Baja Sur (NI 43-101 compliant, AMEC, Edward Orbock III, June 2010). Pediment also outlined its initial gold resource at the past producing La Colorada gold mine in Sonora with 605,000 oz of gold in the Measured and Indicated category and 582,000 oz of gold in the Inferred category (NI 43-101 compliant, Giroux 2009).

The Toronto Stock Exchange has not reviewed or accepted responsibility for the adequacy or accuracy of this news release.

Information Concerning Mineralization and Resources

Unless otherwise indicated, all resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws. Without limiting the foregoing, this news release uses the terms "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this news release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Forward Looking Information

This news release contains forward looking statements of Argonaut and Pediment, within the meaning of the U.S. *Private Securities Litigation Reform Act of 1995* and within the meaning of applicable Canadian provincial securities legislation. Forward-looking statements are statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Pediment by Argonaut, the potential benefits thereof and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Argonaut's or Pediment's expectation are in the documents filed by Argonaut and Pediment, respectively, from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. Other than as required by applicable securities legislation, Argonaut and Pediment disclaim any intention and assumes no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Exhibit 99.4

Form 51-102F3

Material Change Report

Item 1:   Name and Address of Company

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia V6C 1H2

(the "Company")

Item 2   Date of Material Change

October 18, 2010

Item 3   News Release

The news release was disseminated on October 19, 2010 by Marketwire.

Item 4   Summary of Material Change

Argonaut Gold Inc. and Pediment Gold Corp. announce friendly business combination.

Item 5 Full Description of Material Change

5.1   Full Description of Material Change

Argonaut Gold Inc. ("Argonaut") and Pediment Gold Corp. ("Pediment") announce that they have entered into a binding agreement (the "Agreement") to complete a business combination (the "Transaction") to create a premier mid-tier gold producing company focused on the Americas. The combined entity will focus on generating value for its shareholders by increasing production, bringing new and existing projects into production, expanding the resource base, and growing cash flow.

Argonaut is a gold production and exploration company and is currently producing gold at its El Castillo project in Durango, Mexico. Argonaut forecasts 2010 production of 47,000 oz gold at US$600/oz cash cost. Pediment is a junior mining company with a focus on the exploration and development of low-cost gold assets in Mexico. Pediment's most advanced project is the San Antonio gold project in the state of Baja. A positive Preliminary Assessment was completed for the San Antonio gold project in August 2010.

Pursuant to the terms of the Agreement, all of the Pediment common shares (the "Pediment Common Shares") issued and outstanding immediately prior to consummation of the business combination shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one (1) Pediment Common Share. Based on the closing price of Argonaut on the Toronto Stock Exchange ("TSX") on October 18, 2010, the exchange ratio implies an offer price of C$2.56 per Pediment common share and values Pediment's equity at approximately C$137.1 million on a fully diluted in-the-money basis.

This represents a 50.7% premium to the closing price of Pediment on the TSX on October 18, 2010 and a 40.4% premium based on the 20-day VWAPs of both companies for the period ended October 18, 2010. Upon completion of the Transaction, Argonaut and Pediment shareholders will own approximately 63% and 37% of the combined company, respectively. The terms of the Transaction have been unanimously approved by the boards of directors of both Argonaut and Pediment.

The newly combined company will draw on the expertise from both companies to fulfill board and management responsibilities. The newly combined board will be comprised of the current Argonaut directors and a representative of Pediment - Peter Mordaunt. Peter Dougherty will remain President and CEO of the combined company.

Highlights of the Combined Entity:

- Diversified across 2 mining operations by 2013

- Gold production expected to grow in excess of 150,000 oz per year by 2013

- Over 3.3 million oz of measured and indicated gold resources

- Strong balance sheet

- Strong cash flow generating capabilities

- A quality portfolio of exploration projects

- Experienced management team and board of directors

Mr. Peter Dougherty, President and CEO of Argonaut stated, "Combining Argonaut and Pediment provides a mutually beneficial transaction. The newly formed company will have access to an array of development and exploration opportunities. Cash generation from a producing mine will support the development of properties with high potential for expansion."

Mr. Gary Freeman, President and CEO of Pediment stated, "This is a natural progression for Pediment as this merger brings together two talented management teams. The resulting company will encompass a strong capital markets presence, proven construction and operating experience, and a successful exploration team. It further allows realization of internal financing for the development of San Antonio and access to exploration funding. Pediment shareholders are receiving an attractive premium and will benefit from production at El Castillo."

Transaction Rationale

Argonaut and Pediment believe the Transaction will provide significant benefits for both companies' shareholders.

Benefits to the shareholders of Argonaut include:

- The San Antonio project provides an early stage development project with potential to produce in excess of 80,000 oz Au per year by 2013

- Increases Argonaut's leverage to gold resources

- Provides diversification from a single operating mine to two operating mines in 2013

- Geographic synergies with dual operations within Mexico

- An extensive pipeline of grassroots exploration properties for future development

- La Colorada has excellent potential to add significant value to the newly combined company

- Extensive grassroots exploration expertise and nine exploration projects in Sonora Mexico

- Established exploration team with extensive experience in Mexico

- Strong re-rating potential via a portfolio of multiple mines, increase in resources and strong production grown profile at below industry average cash costs

- Improvement in stock liquidity

The benefits to the shareholders of Pediment include:

- Significant premium for Pediment shareholders based on 20 day VWAP

- Immediate exposure to a record gold price environment by converting from an exploration focused company to a producing company

- Access to management with extensive construction and operational experience

- Strong balance sheet and operating cash flow which are expected to be sufficient to fund the construction of the San Antonio project

Transaction Details

The business combination is anticipated to be completed by way of a statutory plan of arrangement whereby Argonaut would acquire all of the issued and outstanding shares of Pediment in consideration for the issue of Argonaut shares on the basis of 0.625 of one Argonaut share for one (1) Pediment share.

The Transaction will be subject to certain standard conditions which will include no less than 66 2/3% of the shareholders of Pediment and a simple majority of Argonaut shareholders voting in favour of the Transaction at shareholders meetings expected to be held in December 2010, and the acceptance of the Toronto Stock Exchange.

The Transaction is unanimously supported by the Board of Directors of both Argonaut and Pediment. Management and directors of Pediment hold approximately 8.2%, for which they have indicated that they will sign lock up agreements supporting the Transaction.

The Agreement will be described in detail in Management Information Circulars of Argonaut and Pediment to be filed with the regulatory authorities and mailed to Argonaut and Pediment shareholders in accordance with applicable securities laws.

The Transaction has been structured, with respect to Pediment shareholders in the United States, so as to permit reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Section 3(a)(10) thereof. Upon closing of the

Transaction, Argonaut is expected to become the successor-registrant to Pediment under the U.S. Securities Exchange Act of 1934.

Advisors

GMP Securities L.P. ("GMP") is acting as financial advisor to the board of Argonaut (comprised of Independent Directors). GMP has provided an opinion to the board of Argonaut that, subject to certain assumptions and limitations set out therein, the proposed transaction is fair, from a financial point of view to the shareholders of Argonaut. Fraser Milner Casgrain LLP is acting as Argonaut's legal advisor and Greenberg Traurig LLP as its U.S. legal advisor.

Pediment has engaged Canaccord Genuity Corp. ("Canaccord Genuity"), PI Financial Corp. and Axemen Resource Capital Ltd. as its financial advisors, and Bull, Housser & Tupper LLP as its legal advisor, and Dorsey & Whitney LLP as its US legal advisor. Canaccord Genuity has provided an opinion to the board of Pediment that, subject to certain assumptions and limitations set out therein, the proposed transaction is fair, from a financial point of view to the shareholders of Pediment taken as a whole.

Tom Burkhart, Argonaut's VP of Exploration, a Qualified Person under NI 43-101, has read and approved the Argonaut technical information contained in the press release and repeated in this Material Change Report.

Mel Herdrick, Pediment's VP of Exploration, a Qualified Person under NI 43-101, has read and approved the Pediment technical information contained in the press release and repeated in this Material Change Report.

A conference call to discuss the transaction was held at 10:30 AM EST time (7:30 AM PST time) on Tuesday, October 19, 2010 to provide shareholders, securities analysts, and investors the opportunity to hear management discuss the business transaction outlined herein. The call will be available for replay by dialing 1-800-408-3053 (toll free) or 416-695-5800 (Passcode 8724514#) for 14 days.

About Argonaut Gold Inc.

Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets are the production-stage El Castillo Mine and the exploration-stage La Fortuna Project, both located in the State of Durango, Mexico. Argonaut is a new venture created by former executive management team members of Meridian Gold Inc. For further information about Argonaut, including summary technical information, please see the Annual Information Form of Argonaut dated March 31, 2010 in relation to the year ended December 31, 2009.

About Pediment Gold Corp.

Pediment Gold Corp. is a junior mining company with a focus on the exploration and development of low-cost gold assets in Mexico. With an experienced team of geologists, financiers and miners, in management and on the board, the company is dedicated to advancing its projects. To date, the company established a Measured and Indicated Resource of 1.22 million oz gold and an Inferred Resource of 28,449 oz of gold at San Antonio in Baja Sur (NI 43-101 compliant, AMEC, Edward Orbock III, June 2010). Pediment also outlined its initial gold resource at the past producing La Colorada gold mine in Sonora with 605,000 oz of gold in the Measured and Indicated category and 582,000 oz of gold in the Inferred category (NI 43-101 compliant, Giroux 2009). For further information about Pediment please see the Annual Report of Pediment on Form 20-F dated December 21, 2009 in relation to the year ended September 30, 2009.

Information Concerning Mineralization and Resources

Unless otherwise indicated, all resource estimates contained in this material change report have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws. Without limiting the foregoing, this material change report uses the terms "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this material change report may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Forward Looking Information

This material change report contains forward looking statements of Argonaut and Pediment, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation. Forward-looking statements are statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Pediment by Argonaut, the potential benefits thereof and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Argonaut's or Pediment's expectation are in the documents filed by Argonaut and Pediment, respectively, from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. Other than as required by applicable securities legislation, Argonaut and Pediment disclaim any intention and assumes no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   **Date of Report**

October 19, 2010